July 12, 2018

Gal Abotbol
President
Best Gofer, Inc
401 Ryland Street, Suite 200-A
Reno, NV 89502

       Re: Best Gofer, Inc
           Amendment No. 3 to Registration Statement on Form S-1
           Filed July 10, 2018
           File No. 333-224041

Dear Mr. Abotbol:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our July 3, 2018 letter.

Form S-1/A filed July 10, 2018

Description of Business, page 16

1. We note your response to our prior comment 1 and your added risk factor on page 6, including your discussion of the Fair Credit Billing Act. We also note that on page 16 you continue to state that there are no specific regulations that affect your sales other than those connected to certain sales taxes and fitness of goods. Please reconcile these statements and revise your disclosure on page 16 as necessary. Also revise this disclosure to discuss any applicable privacy regulations or confirm that none are applicable.
 Gal Abotbol
Best Gofer, Inc
July 12, 2018
Page 2

        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Carlos Pacho,
Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.

FirstName LastNameGal Abotbol
Comapany NameBest Gofer, Inc
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